EXHIBIT 99.1

Tekmira and Alnylam Restructure Relationship and Settle All Litigation

VANCOUVER, British Columbia, Nov. 12, 2012 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM) today announced that it has entered into a settlement agreement with Alnylam Pharmaceuticals, Inc. that resolves all litigation between the companies, and has signed a new licensing agreement that restructures the relationship and provides clarity on all intellectual property and licensing issues between the companies. As a result of the restructuring and new agreements, Tekmira will receive $65 million within 10 days and is eligible to receive $10 million in near-term milestone payments expected to be received in 2013.

"Today's announcement provides assurances for our stakeholders that we accomplished what we set out to do when we initiated this litigation. We now have clarity around the intellectual property that protects our lipid nanoparticle (LNP) technology and a cash payment that will enable us to continue the execution of our business plan into 2015," said Dr. Mark J. Murray, Tekmira's President and CEO.

"Tekmira is entering an exciting new era of growth and development. Clarity of rights and ownership around our LNP intellectual property – the leading technology for the systemic delivery of RNAi therapeutics – combined with a strong balance sheet should strengthen our ability to invest in, advance and expand our own product pipeline. We also look forward to establishing new business relationships with pharmaceutical partners driven by intellectual property certainty and recent promising clinical data validating the therapeutic utility of LNP-enabled products," added Dr. Murray.

As part of this settlement and restructuring, all previous agreements between the companies are terminated and a new license agreement has been established that provides clear terms outlining Tekmira's LNP intellectual property. Under the terms of the new license agreement:

  Alnylam will transfer all agreed-upon patents and patent applications related to LNP technology for the systemic delivery of RNAi therapeutic products, including the MC3 lipid family, to Tekmira, who will own and control prosecution of this intellectual property portfolio. Tekmira is the only company able to sublicense LNP intellectual property in future platform-type relationships.

  Tekmira will receive a total of $65 million in cash payments within 10 days. This includes $30 million associated with the termination of the manufacturing agreement and $35 million associated with the termination of the previous license agreements, as well as a modification of the milestone and royalty schedules associated with Alnylam's ALN-VSP, ALN-PCS, and ALN-TTR02 programs.

  Tekmira is also eligible to receive an additional $10 million in near-term milestones, comprised of a $5 million payment upon ALN-TTR02 entering a pivotal trial and a $5 million payment related to initiation of clinical trials for ALN-VSP in China. Both near-term milestones are expected to occur in 2013.

  Alnylam no longer has "opt-in" rights to Tekmira's lead oncology product, TKM-PLK1; Tekmira now holds all development and commercialization rights related TKM-PLK1, which is expected to enter Phase 2 clinical trials in 2013.

  In addition to its eight existing InterfeRx licenses, Tekmira will receive five additional non-exclusive licenses to develop and commercialize RNAi therapeutics based on Alnylam's siRNA payload technology. Tekmira will pay Alnylam milestones and royalties for these products.

  Alnylam has a license to use Tekmira's intellectual property to develop and commercialize products, including ALN-TTR02, ALN-VSP, ALN-PCS, and other LNP-enabled products. Alnylam has rights to sublicense Tekmira's LNP technology if it is part of a product sublicense. Tekmira remains eligible for milestone and royalty payments as Alnylam's LNP-enabled products are developed and commercialized.

Alnylam and Tekmira have agreed to settle all ongoing litigation between the parties. The parties have also agreed to a resolution of the interference proceeding related to Alnylam-owned US Patent No. 7,718,629 directed to an siRNA component in ALN-VSP. Finally, the parties have agreed to a covenant not to sue on matters related to the current dispute in the future, which includes liquidated damages to be paid if the covenant is breached, and have also agreed to resolve any future disputes that might arise over the next three years with binding arbitration.

Tekmira and AlCana Technologies, Inc. have also agreed to settle all ongoing litigation between the parties. Tekmira expects to enter into a cross license agreement with AlCana which will include milestone and royalty payments, and AlCana has agreed not to compete in the RNAi field for five years.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Alnylam RNAi Technology

Tekmira has licenses to Alnylam RNAi intellectual property for certain siRNA programs.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about the settlement to resolve all litigation between Tekmira and Alnylam Pharmaceuticals, Inc. and AlCana Technologies, Inc., including the patent infringement lawsuit; statements about the quantum and timing of Tekmira's expected payments related to the settlement agreement and new licensing agreement with Alnylam; statements about Tekmira's expected payments funding the continued execution of its business plan into 2015; Tekmira's ability to invest in, advance and expand its product pipeline; the establishment of new business relationships with pharmaceutical partners; clinical data validating the therapeutic utility of LNP-enabled products; expected timing of Phase 2 clinical trials for TKM-PLK1; milestones and royalty payments from Alnylam's LNP-enabled products; the additional five non-exclusive InterfeRx licenses; future disputes and mechanisms for resolution of disputes with Alnylam; Tekmira's expectations of entering into a cross license agreement with AlCana, which includes anticipated milestone and royalty payments and an expected agreement for AlCana not to compete in the RNAi field for five years; and Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; the future royalty payments expected from the ALN-TTR, ALN-VSP, ALN-PCS and other LNP-enabled product development programs of Alnylam; and Tekmira's expectations with respect to existing and future agreements with third parties.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; the timing and results of clinical data releases and use of LNP technology by Tekmira's development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira's partners including Alnylam and others; the timing of receipt of an immediate payment of $65 million and $10 million in additional milestone payments from Alnylam expected in 2013; Tekmira's receipt of five additional non-exclusive InterfeRx licenses; Tekmira's financial position and its ability to execute on its business strategy; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: expected payments related to the licensing agreement between Tekmira and Alnylam may not be received in the quantum and on the timing currently anticipated, or at all; payments received from the settlement may not be sufficient to fund Tekmira's continued business plan as currently anticipated; Tekmira may never invest in, advance or expand its product pipeline; Tekmira may not be able to establish new business relationships with pharmaceutical partners; LNP-enabled products may have no therapeutic utility; TKM-PLK1 may never enter into Phase 2 clinical trials; Tekmira may never receive milestones or royalty payments from Alnylam; Tekmira may not receive any additional non-exclusive InterfeRx licenses; the possibility that Tekmira does not enter into a cross license agreement with AlCana on the terms currently anticipated, or all; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; difficulties or delays in the progress, timing and results of clinical trials; future operating results are uncertain and likely to fluctuate; economic and capital market conditions; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira's research and development capabilities and resources will not meet current or expected demand; Tekmira's development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira's collaborative partners may not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; Tekmira's products may not prove to be effective in the treatment of cancer and infectious disease; and the possibility that Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2011 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: TEKMIRA
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